UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell announces intent to withdraw from Russian oil and gas

LONDON, March 8, 2022 -- Shell plc (Shell) today announced its intent to withdraw from its involvement in all Russian hydrocarbons, including crude oil, petroleum products, gas and liquefied natural gas (LNG) in a phased manner, aligned with new government guidance. As an immediate first step, the company will stop all spot purchases of Russian crude oil.  It will also shut its service stations, aviation fuels and lubricants operations in Russia.

“We are acutely aware that our decision last week to purchase a cargo of Russian crude oil to be refined into products like petrol and diesel – despite being made with security of supplies at the forefront of our thinking – was not the right one and we are sorry.  As we have already said, we will commit profits from the limited, remaining amounts of Russian oil we will process to a dedicated fund. We will work with aid partners and humanitarian agencies over the coming days and weeks to determine where the monies from this fund are best placed to alleviate the terrible consequences that this war is having on the people of Ukraine,” said Shell Chief Executive Officer, Ben van Beurden.

“Our actions to date have been guided by continuous discussions with governments about the need to disentangle society from Russian energy flows, while maintaining energy supplies.  Threats today to stop pipeline flows to Europe further illustrate the difficult choices and potential consequences we face as we try to do this.  Following government statements this week, I want to set out our position clearly.  Unless directed by governments, we will:

  Immediately stop buying Russian crude oil on the spot market and we will not renew term contracts.
  At the same time, in close consultation with governments, we are changing our crude oil supply chain to remove Russian volumes.  We will do this as fast as possible, but the physical location and availability of alternatives mean this could take weeks to complete and will lead to reduced throughput at some of our refineries.
  We will shut our service stations, aviation fuels and lubricants operations in Russia.  We will consider very carefully the safest way to do this, but the process will start immediately.
  We will start our phased withdrawal from Russian petroleum products, pipeline gas and LNG. This is a complex challenge. Changing this part of the energy system will require concerted action by governments, energy suppliers and customers, and a transition to other energy supplies will take much longer.

“These societal challenges highlight the dilemma between putting pressure on the Russian government over its atrocities in Ukraine and ensuring stable, secure energy supplies across Europe,” said van Beurden. But ultimately, it is for governments to decide on the incredibly difficult trade-offs that must be made during the war in Ukraine.  We will continue to work with them to help manage the potential impacts on the security of energy supplies, particularly in Europe.

Notes to editors

Today’s announcement follow’s Shell’s decision last week that it intends to end its involvement in the Nord Stream 2 pipeline project and exit its equity partnerships with Gazprom and related entities, including its 27.5 percent stake in the Sakhalin-II liquefied natural gas facility, its 50 percent stake in the Salym Petroleum Development and the Gydan energy venture.

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, March 8, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The content of websites referred to in this announcement does not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 8, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary